EXHIBIT NO. 99.(j) 4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 2-38613 on Form N-1A of our reports each dated November 13, 2025, relating to the financial statements and financial highlights of MFS Research Fund and MFS Total Return Fund, each a series of MFS Series Trust V, appearing in Form N-CSR of MFS Series Trust V for the year ended September 30, 2025, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm(s) and Financial Statements” and Appendix M – "Recipients of Non-Public Portfolio Holdings on an Ongoing Basis" in the Statement of Additional Information, which are part of such Registration Statement.

/s/DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Boston, Massachusetts

January 26, 2026